

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

VIA E-mail
Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

>   **Re: Signal Advance, Inc.**
>   **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
>   **Submitted November 30, 2012**
>   **CIK No. 0001545061**

Dear Mr. Hymel:

    We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Overview, page 5

1.   We note your revisions made in response to our prior comment 3. However, it does not appear that you have clearly and directly stated that you "currently lack sufficient capital to generate revenue or operate the business in a profitable manner," nor have you clearly stated that you are not profitable as previously requested. Please revise your third paragraph in this section accordingly.

Solution, page 6

2.   We note your response to our prior comment 7. It is unclear what you mean when you describe the technology as being "demonstrated." As it does not appear that you have

independent and objective evidence of this technology, please revise to clarify your disclosure accordingly.

3.   Please revise your statement in the first paragraph of this section which states "In SA circuitry, exhibiting negative group delay…" to clarify the statement as anticipatory in nature as previously requested in our prior comment 8.

4.   We note your revisions in response to prior comment 9, however it appears average investors may not understand the scientific terms you use, such as "waveform envelope," "group delay," "feed-forward control" and your description of how the temporal advance of "negative group delay" remains unclear.   Please revise your disclosure so that it is clear to the average investor.

Intellectual Property, page 7

5.   We note your response to our prior comment 13. Please quantify the number of patents and patent applications.

Recent Progress, page 8

6.   We note your revised disclosure in response to our prior comment 14. Please revise your disclosure to clarify the nature of the "collaboration" including payments to be made by Signal Advance to the other parties and whether any of the specific terms of the collaboration agreements are written.

7.   We note your disclosure on page 8 regarding "[v]alidations of Signal Advance technology." Please explain what the terms "rigorously tested" and "rigorously reviewed" means

Description of Securities, page 27

8.   We note your response to our prior comment 18. Please remove the reference to the stock symbol as it implies that the company's stock is listed on a stock market.

Description of Business, page 30

9.   We note your response to our prior comment 19, as the company has divested the business it was in between 1992-2000 and you currently do not have revenues in your current line of business, please remove the reference to "steady growth" in this paragraph as it implies your current business is growing.

Valuation, page 41

10.   Please clearly state in the second paragraph of this section that Mr. Weeks was paid
        $8,000 for this valuation. It is unclear how it is appropriate to include this valuation
        when the valuation states that it is "intended for planning purposes only," when it appears
        to be used for other purposes here. It is also unclear whether Mr. Weeks consented to
        including this valuation in the prospectus. We note the consent filed is from 2007 and
        only consents to a Form 10 filing. Please revise or advise.

Financial Statements (Item 11e), page 45

Balance Sheets, page 47

11.   Please provide a statement of changes in stockholders' equity for the period from the
        latest fiscal year-end to the interim balance sheet date. This can be presented in a
        footnote to the financial statements. Refer to paragraph 505-10-50-2 of the FASB
        Accounting Standards Codification.

Statement of Cash Flow, page 49

12.   We note your response to prior comment 26.   Please disclose as a narrative, or
        summarized in a schedule, the noncash investing and financing activities during these
        periods. Refer to paragraphs 230-10-50-2 through 230-10-50-6 of the FASB Accounting
        Standards Codification.

Report of Independent Registered Public Accounting Firm, page 58

13.   Please revise this report to refer to and opine not only on the financial statements of the
        current period but also to those of the prior period that are presented. Refer to Public
        Company Accounting Oversight Board Auditing Standard AU 508.65.

14.   Please further revise this report to add an explanatory paragraph for the correction of a
        material misstatement. Refer to Public Company Accounting Oversight Board Auditing
        Standard AU Section 508.18A-18C.

Note A – Summary of Significant Accounting Policies, page 63

15.   We note the restatements made to your balance sheet, income statement and statement of
        cash flows for the year ended December 31, 2011. Please provide the disclosures for
        corrections of these errors in previously issued financial statements here and in the
        interim financial statements for the nine months ended September 30, 2012.
        Additionally, revise the filing to label all financial statements that were restated as
        "restated." Refer to paragraph 250-10-50-7 of the FASB Accounting Standards
        Codification.

Note B – Intangible Property, page 66

16.   We note your response to prior comment 31. Please tell us how you valued each of the other intangible assets acquired, such as trade secrets and trademarks, under paragraph 350-30-30-1 of the FASB Accounting Standards Codification. Revise your disclosure as appropriate for each intangible asset class under paragraph 350-30-50-2 of the FASB Accounting Standards Codification.

17.   Given the terms of the transaction, it does not appear the guidance of Topic 845 is applicable under the scope exceptions of paragraph 845-10-15-4. Please tell us how you considered the guidance under paragraph 505-50-30-6 of the FASB Accounting Standards Codification. Specifically address why you believe the fair value of the asset(s) acquired is more reliably measurable than the common stock issued. If you used the fair value of the common stock, tell us how such fair value was determined.

18.   Please tell us the total number of shares issued (post-split) for the intellectual property. Also tell us the total book value of the stockholders' equity and the total shares outstanding as of the end of the period immediately before any common stock was issued for this transaction as part of your response.

19.   Please tell us why $225,528 of research and development expenses were capitalized under SFAS 86, given the requirements of paragraph 3 of that standard.

20.   Please provide further disclosures regarding the acquisition of the intellectual property as a related party transaction, including the following items:
  - Identification of the related parties,
  - descriptions of the assets acquired,
  - assignee obligations assumed,
  - details of consideration paid including the number of shares issued,
  - future payments and milestones, including a description of the assignor's equity equivalent value,
  - royalties due, and
  - assignor's remedies for non-payment.

        Refer to paragraphs 850-10-50-1 through 850-10-50-4 of the FASB Accounting Standards Codification.   Please make conforming changes to the disclosures in the footnotes to your interim financial statements.

21.   Please tell us how the representation that "the fair value, agreed upon" can be substantiated or remove such representation from the footnote. Refer to paragraph 850-10-50-5 of the FASB Accounting Standards Codification.   In this regard, please clarify your disclosure that a patent valuation was obtained in 2007. Our understanding is that a patent application, and not a patent, was transferred. As part of your response, tell us the

exact status of the patent application at the time it was obtained, when the patent application was submitted, and what further development you have performed since acquiring it.

22.   We note your response to prior comment 32. Please disclose whether such contingent payments will be capitalized or expensed. If your policy will be to capitalize such contingent payments, tell us under what authoritative guidance this policy is based.

Results of Operations, page 71

23.   Please provide a discussion of material changes in your financial condition and in your results of operations for the interim periods presented. Refer to Item 303(b) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: (via e-mail): Richard C. Seltzer, Esq.